UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)
182707109

(CUSIP Number)

Warren B. Kanders c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, CT 06901

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,927,877 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,927,877 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,927,877 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Statement of Beneficial Ownership on Schedule 13D filed April 12, 2002 by Warren B. Kanders (the “Reporting Person”) in connection with the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on June 6, 2002, and further amended by Amendment No. 2 filed on October 29, 2002, and further amended by Amendment No. 3 filed on April 17, 2003, and further amended by Amendment No. 4 filed on August 20, 2008, is hereby amended by this Amendment No. 5 to the Schedule 13D (collectively, the “Schedule 13D”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

The securities reported in this Amendment No. 5 to Schedule 13D as beneficially owned by the Reporting Person were acquired with funds of approximately $1,132,195 (including brokerage commissions). All such funds were provided from the personal funds of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 2,927,877 shares of Common Stock, constituting approximately 16.9% of the outstanding shares of Common Stock, which includes 13,900 shares of Common Stock that the Reporting Person may be deemed to beneficially own as UTTMA custodian for his children. The Reporting Person may also be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 100,000 shares of Common Stock, that are beneficially owned by his spouse. The Reporting Person disclaims any beneficial ownership of the shares of Common Stock beneficially owned by his spouse.

The percentage of Common Stock reported as beneficially owned is based upon 17,366,747 shares of Common Stock outstanding as of October 31, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended September 30, 2008, filed with the Securities and Exchange Commission on November 3, 2008.

Except as set forth below, no transactions in the shares of the Issuer’s Common Stock have been effected by the Reporting Person during the last 60 days. Each of the following transactions was made in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares	Price Per Share

November 26, 2008	125,000	$4.20
November 21, 2008	142,027	$4.20

(d). No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e). Not Applicable

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2008

/s/ Warren B. Kanders
Warren B. Kanders